Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Earthwise Sorbents, Inc.
305 Airport Road, Suite 6
Oceanside, CA 92058
https://earthwisesorbents.com/

Up to $1,069,995.00 in Common Stock at $3.75
Minimum Target Amount: $9,997.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Earthwise Sorbents, Inc.
Address: 305 Airport Road, Suite 6, Oceanside, CA 92058
State of Incorporation: DE
Date Incorporated: August 28, 2017

Terms:

Equity

Offering Minimum: $9,997.50 | 2,666 shares of Common Stock
Offering Maximum: $1,069,995.00 | 285,332 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.75
Minimum Investment Amount (per investor): $247.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

All Investors Owner's Club:

- 20% off of products for 3 years up to the original investment from the investors.

- If you were to invest $1000.00 dollars, the investors would be able to purchase $1000.00 worth of products within a 12 month timeframe, based on 20% off retail purchase price, the cost to the investor would be $800.00.

Tier 1 (500+) - Bronze "Impact Investing" Certificate

Tier 2 (1000+) - Silver "Impact Investing" Certificate

Tier 3 (5000+) - Gold "Impact Investing" Certificate

Tier 4 (10000+) - Platinum "Impact Investing" Certificate

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Earthwise Sorbents, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.75 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $375. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Earthwise Sorbents, Inc. brands, markets, sells and distributes oil and chemical spill clean-up technologies that are made in the USA with recycled and repurposed materials.

Our products remove materials from the waste stream, and by refashioning or remanufacturing these materials into sorbent products, we give them a second life - effectively targeting spills in industrial, commercial, infrastructure, manufacturing and maintenance settings as well as in ocean and freshwater environments.

Earthwise Sorbents, Inc. is partnered with the world's largest integrated sorbent manufacturer, NPS Spill Control, to facilitate scalability of its environmentally responsible products and to expedite global distribution.

Free Foam and its subsidiary companies, Arctic Foam and Earthwise Sorbents are comprised of entrepreneurs, scientists and surfers sharing a passion for a more sustainable planet and clean water. Free Foam Inc. is the majority stockholder of Earthwise Sorbents, and also owns Arctic Foam.

Earthwise Sorbents, Inc. is the wholly owned subsidiary of Free Foam, Inc. and its sister company is Arctic Foam, Inc. The parent and sister company provide financial support to the company.

Nationally

Our sales approach has been a top down model. We have shipped and or tested with some of the top fortune 500 companies in America and governmental agencies. These companies and or agencies use sorbents on a daily bases and consume large quantities of these products on a yearly bases. These companies and or agencies have complex procurement divisions that demand competitively priced products that are efficiently delivered. For this reason, we have set up logistic pick and pack warehouses in key locations across the U.S. Once we have inventoried these warehouses, we will open sales to these companies, agencies and others. Our sales and distribution model consists of national distributors, sales agencies, direct to client (Amazon) and key sales reps.

Target Customer Base and Industries

Our target customer base and industries include:

• DOD – largest user of sorbents nationally

• DOTs – federal and state

• U.S. Coast Guard

• Firehouses and emergency response

• Industrial manufacturers (i.e. Caterpillar, automakers)

• Petroleum industry (i.e. refineries, exploration, distribution - transport vehicles/vessels, storage, bunkering, pumping facilities)

• Shipping and ports, recreational motorized watercraft, and marinas

• Trucking

• Commercial rail and passenger transit

• Airline industry

• Chemical industry (i.e., supply, transport, use)

• Construction and heavy equipment industries (i.e., WM, Keiwit, Condon Johnson)

• Fleet and consumer auto and engine repair or maintenance

• Medical and hospital spill control (worker and consumer safety)

• Grocery store and food industry spill control (worker and consumer safety)

• Any manufacturer or company that works with chemicals including lubricants

• If a company uses chemicals or lubricants of any kind, sorbents on hand are OSHA required

Competitors and Industry

Oil and chemical spills are an inevitable component of our industrial and hydrocarbon-dependent economy. These spills have widely recognized and publicized negative impacts on the environment and human health.

In 2015, the oil spill management market reached a staggering $131.1 billion, according to Grand View Research. The U.S. sorbent market is projected to be $5.42 billion by 2026. Earthwise has identified an opportunity to enter this market with sustainably manufactured, low cost, and highly effective products.

The sorbent industry is comprised of two major players that control the majority of the U.S. market: New Pig and NPS (Earthwise Sorbents' manufacturing partner).

Other regional competitors, or brands that are competing for the price point market include: SBC Brady, Spill Tech, 3M, MBT, Chem Tech, and CEP.

The majority of polypropylene and polyurethane sorbent products used in oil and chemical clean-up are produced with virgin hydrocarbons. What sets Earthwise products apart is that they are manufactured with up to 100% recycled materials.

Current Stage and Roadmap

Current Stage

Earthwise Sorbents, Inc. is in the final stages of a U.S. market launch. Outstanding tasks include: website redesign, strategic social media campaigns, training and sales video production, inventory logistics warehouses nationally, launch distribution and sales nationally, and launch international distribution in Portugal, Mexico, Norway, and England.

Roadmap

We expect our future revenue streams to include Domestic and International Distribution and Sales, Consumer Products, and Commercial Products.

In addition, internationally, we have garnered considerable interest in distributing our product across Europe and N. Africa. We anticipate to start shipping to Europe by the end of 2021 with a large ramp up in 2022. International shipments will be to distributors in country by container. These container shipments will leave from our Wisconsin factory via ocean freight or from our Manchester facility in the UK.

The Team

Officers and Directors

Name: Jim Mullen

Jim Mullen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: December 17, 2020 - Present
  Responsibilities: Responsible for establishing the company's goals and strategies and presiding over the entire workforce. Oversees budgets and ensures resources are properly allocated. Ensures departments meet individual goals. Compensation will be $150,000 annually.

- **Position:** President, Business Development / Sales
  Dates of Service: December 17, 2020 - Present
  Responsibilities: Responsibilities include developing and executing company sales and marketing plans. Creating strategic business partnerships and driving new revenue sources for the company.

Other business experience in the past three years:

- **Employer:** Free Foam
  Title: CEO
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Leading the development of the company's short and long term

strategy. Creating and implementing the company's vision and mission.

Name: Andrew Jakubowski

Andrew Jakubowski's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Leading the development of the company's short and long term strategy. Creating and implementing the company's vision and mission. Compensation will be $150,000 annually.

- **Position:** COO
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Implementing daily operations, aligned with the company's long term goal and the strategies.

Other business experience in the past three years:

- **Employer:** Arctic Foam
  Title: President
  Dates of Service: May 01, 2006 - Present
  Responsibilities: Responsible for establishing the company's goals and strategies and presiding over the entire workforce. Oversee budgets and ensure resources are properly allocated. Ensure departments meet individual goals. Responsible for overall accountability to shareholders.

Name: Marty Gilchrist

Marty Gilchrist's current primary role is with Artic Foam / Foam Corp Inc. / Free Foam. Marty Gilchrist currently services 40-60 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary & Director
  Dates of Service: August 28, 2017 - Present
  Responsibilities: Board of Director meetings. Marty does not take any compensation from EarthWise for these roles.

Other business experience in the past three years:

- **Employer:** Artic Foam / Foam Corp Inc. / Free Foam
  Title: CEO

Dates of Service: January 01, 2006 - Present
Responsibilities: Providing direction and overseeing operations and sales.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Earthwise Sorbents, Inc. involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your

family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the oil and chemical clean-up technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Sorbents. Delays or cost overruns in the development of our Sorbents and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Earthwise Sorbents, Inc. was formed on August 28, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Earthwise Sorbents, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short but interesting history, potential large clients, and effectively little revenue due to testing and preparing for shipping to these clients. If you are investing in this company, it's because you think that Earthwise Sorbents, Inc. is a good idea, that is helping green up a stagnant industry, that the tenured team will be able to successfully market, and sell the product, that we have price them right based on leading competitors and sell them to enough clients, that the Company will succeed. Further, we have not turned a profit yet and there is no assurance that we will ever be profitable. The Company has positioned its operations to be profitable in the future, and the company needs this injection of capital to sell to the clients already interested.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a

multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Free Foam, Inc. (Marty Gilchrist - 21.11%, Andrew Jakubowski - 21.11%, Jim Mullen - 21.11%, plus 15 other non-officer/director shareholders with >20%)	8,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 285,332 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 8,800,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 800,000 of shares to be issued pursant to stock options, reserved but unissued.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The Board of Directors is expressly authorized, subject to the limitations prescribed by law and the provisions of this Article, at any time, and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, to fix the number of shares and to determine or alter for each such class or series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional or expressed in a resolution or resolutions of the Board of

Directors providing for the designation of such shares (a "Preferred Stock Designation") and as may be permitted by the General Corporation Law of Delaware.

The Company has not issued a certification of designation yet.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Operating Results – 2020 Compared to 2019

The primary focus of the company has been on developing our comprehensive product offering, testing, brand promotion and potential sale pipelines.

Unfortunately, Earthwise pursued a $3MM investment round in 2019-2020 with a fraudulent investor who is now under federal investigation. Needless to say, this set the company back from achieving our fundraising goals in 2019-2020. But we have emerged from that deeply unsettling experience more determined than ever - and developed a crowd-funding platform with Start Engine to pursue $1M raise that launched in early 2021.

Earthwise formally partnered with Fytertech Nonwovens, one of the largest manufacturers in the sorbent industry, to recycle its polypropylene waste into 100% recycled high-performance oil and chemical absorbent pads and booms. This strategic partnership also ensures global access and scalability for Earthwise.

Earthwise partnered with The Maritime Alliance and the U.S. Department of Commerce Commercial Service, resulting in unparalleled access to domestic and international markets and clients.

As a result, Earthwise generated smaller revenues than originally anticipated for 2020, but is now well positioned to deliver profits in the coming years.

Historical results and cash flows:

Our historical results and cash flows do not represent what Earthwise is poised to accomplish after funds have been raised.

With nearly 3 years spent developing the Earthwise Brand, testing products, cultivating a strategic and interested network, forming key alliances with our manufacturing partner (NPS Corp) and website and social media consultant (AR Marketing), and laying the logistical and on-line groundwork for shipping and sales, Earthwise is well positioned to generate significant revenue 1-2 years after this raise is complete.

Once funding has been acquired sales will generate revenue and the company will focus on our sales targets.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

At December 31, 2020, the Company had cash of $697.00. [The Company intends to raise additional funds through an equity financing.]

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Critical for launch we have other resources available but our focus is StartEngine investments right now.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, but we anticipate fast growth with the injection of the funding from the Reg CF campaign. We have successfully tested with some of the top companies in the U.S. and are now ready to jump into widespread sales and delivery of our products.

We are raising a total of $3MM, the crowd funding segment is $1MM on Start Engine.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raised the minimum, there would be cutbacks across the board. The invested dollars would last 18-24 months, but we would limit our sales to the west coast and key accounts, as we continue our efforts to raise the additional capital. A good deal of our target clients are Triple A rated customers, with this in mind, funding large purchase orders from these clients is a feasible strategy for our company if we have limited cash reserves.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, we believe the company will be self sustaining for 36 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Some of our future and/or current clients are triple A rated companies so funding purchase orders from them is anticipated to be relatively straightforward.

We also intend to apply for government grants or preferred financing in the future due to the fact our repurposed plastic products help to support environmental sustainability initiatives and are made in America.

Indebtedness

- **Creditor:** Arctic Foam
  Amount Owed: $210,828.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2026
  Since inception, the sister company has provided loans to the Company valued at $181,941 and $28,887 as of December 31, 2019 and 2018, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

- **Creditor:** Contract Note: Julie Hampden
  Amount Owed: $34,597.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2021
  This contract note is for third party product testing, Findlay University. Payment due in full on maturity.

Related Party Transactions

- **Name of Entity:** Arctic Foam
  Names of 20% owners: Marty Gilchrist - 21.11% Andrew Jakubowski - 21.11%, and Jim Mullen - 21.11%
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Notes Payable - Related Party
  Material Terms: Since inception, the sister company has provided loans to the

Company valued at $181,941 and $28,887 as of December 31, 2019 and 2018, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

- **Name of Entity:** Jim Mullen
Relationship to Company: Officer
Nature / amount of interest in the transaction: Due from Related Party
Material Terms: At December 31, 2019 and 2018, the Company had a note receivable from a key executive of the Company, totaling $72,657 and nil, respectively, will be offset against future earnings of the executive. This note is unsecured and bears interest 0%. The Company expects the note to be repaid during 2021.

Valuation

Pre-Money Valuation: $33,000,000.00

Valuation Details:

The company determined its valuation based on an analysis of the following factors:

- In 2015, the oil spill management market was valued at a staggering $131.1 billion, according to Grand View Research. The U.S. sorbent market is projected to be $5.42 billion by 2026. Earthwise has identified an opportunity to enter this market with sustainably manufactured, low cost, and highly effective products.

- We have proactively cultivated a diverse national and international network to prepare for large scale sales, after funding has been acquired:

We demonstrated, tested, and/or worked with the Department of Defense, U.S. Coast Guard, U.S. Navy, Waste Management, Caterpillar, Kiewit Construction & Mining, Condon Johnson Engineering, Maxum Petroleum, Princess Cruise Lines, and several other Fortune 500 companies.

In Portugal, we tested with the Port of Sines and Galp Petroleum (a prominent refining and distribution company in Portugal, Spain and North Africa).

- Many of these companies and agencies are actively implementing green initiatives to achieve greater sustainability in their operations.

- With our stratigic manufacturing partnership with NPS, Earthwise Sorbents is able to deliver highly effective green sorbent products, at scale, to fufill the global procument demands of these clients.

- Our valuation is based upon the size of the global and U.S. markets, and our confidence in acquiring a significant percentage of these sales with the following assets already in place:

Earthwise is targeting up to 1% ($54M) of the projected 2026 U.S. sorbents market within the next 3 years, up to 3% ($162M) within 5 years, 8% ($433M) within 8 years, and 10% ($542M) within 10 years. We have global scalability with our manufacturing partner, NPS, being the largest integrated sorbent manufacturer in North America. We are planning to capitalize on our national and international recognition, strategic partnerships, and network that we have cultivated over the last 3 years to penetrate the market.

- Our current network of clients, our unique marketing strategy, our manufacturing partner's abiilty to produce our inventory at scale, and our tenured sales team.

The pre-money valuation has been calculated on a fully diluted basis. No preferred stock is currently outstanding. The company does not have any outstanding options, warrants, and other securities with a right to acquire shares are exercised, or any shares reserved for issuance under a stock plan.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  96.5%
  Development of website and online sales store.

If we raise the over allotment amount of $1,069,995.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  15.0%
  Development of website and online sales store.
- *Inventory*
  33.0%
  Initial purchase of inventory.
- *Working Capital*
  48.5%
  The funds will be invested into inventory in logistics warehouse across the U.S., operations-SG&A, and marketing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://earthwisesorbents.com/ (Annual Reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/earthwise

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Earthwise Sorbents, Inc.

[See attached]

EARTHWISE SORBENTS, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Earthwise Sorbents, Inc.
Solana Beach, California

We have reviewed the accompanying financial statements of Earthwise Sorbents, Inc., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC
Belle Business Services, LLC
April 14, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLEBS.COM

EARTHWISE SORBENTS, INC.
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	697
Accounts receivable, net		370
Inventory		7,341
Due from related party		97,647
TOTAL CURRENT ASSETS		106,055
TOTAL ASSETS	$	106,055

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	2,911
Accrued expenses		1,410
Note payable		41,464
TOTAL CURRENT LIABILITIES		45,785
LONG-TERM LIABILITIES		
Note payable - related party		227,047
TOTAL LONG-TERM LIABILITIES		227,047
TOTAL LIABILITIES		272,832
SHAREHOLDERS' EQUITY		
Preferred stock, 5,000,000 shares authorized, nil shares issued and outstanding, $0.0001 par value.		-
Common stock, 15,000,000 shares authorized, 8,000,000 shares issued and outstanding, $0.0001 par value.		800
Additonal paid-in capital		-
Accumulated deficit		(167,577)
TOTAL SHAREHOLDERS' EQUITY		(166,777)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	106,055

See independent accountant's review report and accompanying notes to financial statements.

EARTHWISE SORBENTS, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$ 2,554
COST OF GOODS SOLD	1,819
GROSS PROFIT	735
OPERATING EXPENSES	
Dues and subscriptions	1,363
General and administrative	7,910
Professional fees	16,880
Travel expense	31
TOTAL OPERATING EXPENSES	26,184
NET OPERATING INCOME	(25,449)
OTHER INCOME/(EXPENSES)	
Interest expense	(4,316)
TOTAL OTHER INCOME/(EXPENSES)	(4,316)
NET LOSS	$ (29,765)

See independent accountant's review report and accompanying notes to financial statements.

EARTHWISE SORBENTS, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
ENDING BALANCE, DECEMBER 31, 2019	-	$ -	8,000,000	$ 800	$ -	$ (137,812)	$ (137,012)
Net loss	-	-	-	-	-	(29,765)	$ (29,765)
ENDING BALANCE, DECEMBER 31, 2020	**-**	**$ -**	**8,000,000**	**$ 800**	**$ -**	**$ (167,577)**	**$ (166,777)**

See independent accountant's review report and accompanying notes to financial statements.

EARTHWISE SORBENTS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (29,765)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Accounts receivable	6,162
Inventory	100
Increase (decrease) in liabilities:	
Accounts payable	1,829
Accrued expenses	6,906
CASH USED FOR OPERATING ACTIVITIES	(14,768)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of note payable - related party	45,106
Loan to related party	(24,990)
CASH PROVIDED BY FINANCING ACTIVITIES	20,116
NET INCREASE IN CASH	5,348
CASH AT BEGINNING OF YEAR	(4,651)
CASH AT END OF YEAR	$ 697

CASH PAID DURING THE YEAR FOR:	
INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

EARTHWISE SORBENTS, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2020
(unaudited)

1. **Summary of Significant Accounting Policies**

The Company

Earthwise Sorbents, Inc. (the "Company") was incorporated in the State of Delaware on August 28, 2017. The Company has developed multiple products to combat oil and chemical spills on land and in the ocean. All the products are made from sustainable, recycled, and repurposed materials with the goal of preserving and improving the condition of the planet.

Going Concern

Since Inception, the Company has relied on funds from a related party to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, the Company believed all amounts in accounts receivable are collectable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020, the balance of inventory related to finished goods was $7,341.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1. <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Revenue Recognition
Effective January 1, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company's payments are generally collected net thirty. For year ending December 31, 2020 the Company recognized $2,554 in revenue.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

1. Summary of Significant Accounting Policies (continued

New Accounting Pronouncements (continued)
In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Due from Related Party

At December 31, 2020, the Company had a note receivable from a key executive of the Company, totaling $97,647 will be offset against future earnings of the executive. This note is unsecured and bears interest 0%. The Company expects the note to be repaid during 2021.

4. Note Payable – Related Party

Since inception, the main shareholder of the Company has provided loans to the Company valued at $227,047 as of December 31, 2020. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

5. Notes Payable

Notes payable consisted of the following at December 31, 2020:

Contract note payable; interest at 8.00% per annum, estimated maturity date in 2021 (upon future investments), payment due in full on maturity, uncollateralized.	41,464
Less: Current portion of notes payable	41,464
Long term portion of notes payable	-

Maturity of the notes payable is as follows:

December 31, 2020	$ 41,464
	$ 41,464

6. Equity

Preferred Stock
Under the amended and restated certificate of incorporation, the Company has the authority to issue up to 5,000,000 shares of preferred stock, at a par value of $0.0001 per share. As of December 31, 2020 no shares have been issued and none are outstanding.

Common Stock
Under the amended and restated certificate of incorporation, the Company has the authority to issue up to 15,000,000 shares of common stock, at a par value of $0.0001 per share. As of December 31, 2020 eight million (8,000,000) shares have been issued and are outstanding. The holders of common stock are entitled to one vote per share of common stock held.

7. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on August 28, 2017 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. Subsequent Events

The Company has evaluated subsequent events through April 14, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EARTHWISE SORBENTS, INC.

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
Earthwise Sorbents, Inc.
Solana Beach, California

We have reviewed the accompanying financial statements of Earthwise Sorbents, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
December 21, 2020

PO BOX 51121 • SPARKS, NV 89435 • 775.525.1TAX (1829) • WWW.BELLEBS.COM

EARTHWISE SORBENTS, INC.
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ -	$ 879
Accounts receivable, net	6,532	-
Inventory	7,441	4,881
TOTAL CURRENT ASSETS	13,973	5,760
OTHER ASSETS		
Due from related party	72,657	-
	72,657	-
TOTAL ASSETS	$ 86,630	$ 5,760

LIABILITIES AND SHAREHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Cash overdraft	$ 4,651	$ -
Accounts payable	1,082	-
Accrued expenses	1,371	11
Note payable - current portion	-	1,637
TOTAL CURRENT LIABILITIES	7,104	1,648
LONG-TERM LIABILITIES		
Note payable	34,597	-
Note payable - related party	181,941	28,887
TOTAL LONG-TERM LIABILITIES	216,538	28,887
TOTAL LIABILITIES	223,642	30,535
SHAREHOLDERS' EQUITY		
Preferred stock, 5,000,000 shares authorized, nil shares issued and outstanding, $0.0001 par value.	-	-
Common stock, 15,000,000 shares authorized, 8,000,000 shares issued and outstanding, $0.0001 par value.	800	800
Additonal paid-in capital	-	-
Shareholders' equity	(137,812)	(25,575)
TOTAL SHAREHOLDERS' EQUITY	(137,012)	(24,775)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 86,630	$ 5,760

See independent accountant's review report and accompanying notes to financial statements.

EARTHWISE SORBENTS, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ 11,250	$ 144
COST OF GOODS SOLD	11,372	2,424
GROSS PROFIT	(122)	(2,280)
OPERATING EXPENSES		
Advertising and marketing	6,586	381
Dues and subscriptions	10,046	630
General and administrative	4,923	4,533
Payroll expense	17,511	-
Product design	26,028	-
Professional fees	12,323	1,162
Rent expense	3,190	2,343
Travel expense	28,947	14,246
TOTAL OPERATING EXPENSES	109,554	23,295
NET OPERATING INCOME	(109,676)	(25,575)
OTHER INCOME/(EXPENSES)		
Interest expense	(2,561)	-
TOTAL OTHER INCOME/(EXPENSES)	(2,561)	-
NET LOSS	$ (112,237)	$ (25,575)

See independent accountant's review report and accompanying notes to financial statements.

EARTHWISE SORBENTS, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2019 AND 2018

	Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, AUGUST 28, 2018 (INCEPTION)	-	$ -	-	$ -	-	$ -	$ -
Issuance of common stock	-	-	8,000,000	800	-	-	$ 800
Net loss	-	-	-	-	-	(25,575)	$ (25,575)
ENDING BALANCE, DECEMBER 31, 2018	-	$ -	8,000,000	$ 800	$ -	$ (25,575)	$ (24,775)
Net loss	-	-	-	-	-	(112,237)	$ (112,237)
ENDING BALANCE, DECEMBER 31, 2019	**-**	**$ -**	**8,000,000**	**$ 800**	**$ -**	**$ (137,812)**	**$ (137,012)**

See independent accountant's review report and accompanying notes to financial statements.

EARTHWISE SORBENTS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (112,237)	$ (25,575)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets:		
Accounts receivable	(6,532)	-
Inventory	(2,560)	(4,881)
Due to related parties	-	-
Increase (decrease) in liabilities:		
Accounts payable	1,082	-
Accrued expenses	1,360	11
CASH USED FOR OPERATING ACTIVITIES	(118,887)	(30,445)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of note payable - related party	153,054	30,524
Loan to related party	(72,657)	
Issuance of common stock	-	800
Issuance of note payable	34,597	-
Repayment of note payable	(1,637)	-
CASH PROVIDED BY FINANCING ACTIVITIES	113,357	31,324
NET INCREASE (DECREASE) IN CASH	(5,530)	879
CASH AT BEGINNING OF YEAR	879	-
CASH AT END OF YEAR	$ (4,651)	$ 879

CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 500	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

EARTHWISE SORBENTS, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2019 AND 2018

1. Summary of Significant Accounting Policies

The Company

Earthwise Sorbents, Inc. (the "Company") was incorporated in the State of Delaware on August 28, 2017. The Company has developed multiple products to combat oil and chemical spills on land and in the ocean. All the products are made from sustainable, recycled, and repurposed materials with the goal of preserving and improving the condition of the planet.

Going Concern

Since Inception, the Company has relied on funds from a related party to fund its operations. As of December 31, 2019, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2019, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, and 2018, the Company believed all amounts in accounts receivable are collectable.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2019, and 2018, the balance of inventory related to finished goods was $7,441 and $4,881, respectively.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, and 2018 the Company had recognized sales of $11,250 and $144, respectively.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Due from Related Party

At December 31, 2019 and 2018, the Company had a note receivable from a key executive of the Company, totaling $72,657 and nil, respectively, will be offset against future earnings of the executive. This note is unsecured and bears interest 0%. The Company expects the note to be repaid during 2021.

4. Notes Payable – Related Party

Since inception, the main shareholder of the Company has provided loans to the Company valued at $181,941 and $28,887 as of December 31, 2019 and 2018, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

5. Notes Payable

Notes payable consisted of the following at December 31, 2019 and 2018:

	2019	2018
Contract note payable; interest at 0.00% per annum, maturing in January 2019, payment due in full on maturity, uncollateralized.	$ -	$ 1,637
Contract note payable; interest at 8.00% per annum, estimated maturity date in 2021 (upon future investments), payment due in full on maturity, uncollateralized.	34,597	-
Less: Current portion of notes payable	-	$ 1,637
Long term portion of notes payable	-	-
Maturity of the note payable is as follows:		
December 31, 2019	$ -	$ 1,637
December 31, 2020	-	-
December 31, 2021	34,597	-
	$ 34,597	$ 1,637

6. Equity

Preferred Stock

Under the amended and restated certificate of incorporation, the Company has the authority to issue up to 5,000,000 shares of preferred stock, at a par value of $0.0001 per share. As of December 31, 2019, and 2018, no shares have been issued and none are outstanding.

6. Equity (continued)

Common Stock

Under the amended and restated certificate of incorporation, the Company has the authority to issue up to 15,000,000 shares of common stock, at a par value of $0.0001 per share. As of December 31, 2019, and 2018, eight million (8,000,000) shares have been issued and are outstanding. The holders of common stock are entitled to one vote per share of common stock held.

7. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on August 28, 2017 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. Subsequent Events

The Company has evaluated subsequent events through December 21, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EarthWise

Sustainable Sorbent Technologies


Earthwise™
SUSTAINABLE SORBENT TECHNOLOGIES

Website | Oceanside, CA | ENVIRONMENT | CLEAN TECHNOLOGY

Earthwise produces sustainable sorbents, made from recycled and repurposed materials to clean up oil and chemical spills.

$57,819 raised

89 Investors	$33M Valuation
$3.75 Price per Share	$247.50 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	1 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- The US Sorbents market reached $3.7B in revenue in 2018, and is projected to be $5.42B by 2026.
- Earthwise has partnered with NPS Corporation, the largest sorbent manufacturer worldwide, to produce a diverse array of sorbent products, using plastic/fabric (polypropylene) waste and a few of its products from bio-based surfboard foam (polyurethane) waste.
- Earthwise promotes greater sustainability in the sorbent industry without compromising quality and effectiveness.

OVERVIEW

A greener way to clean up our planet

The inspiration for Earthwise came to us one day, back in 2017, when a hydraulic hose at the Arctic Foam factory, our sister surfboard foam company, separated from one of the foam molds, spilling chemicals onto the factory floor.

We discovered, in that moment, that the dust produced while shaping surfboards is oleophilic, meaning it absorbs chemicals and hydrocarbons, and hydrophobic, meaning it does not absorb water... and the idea for Earthwise Sorbents was born!


OIL & CHEMICAL SORBENTS FOR THE ENVIRONMENTALLY CONSCIOUS.
Earthwise products are Made in the USA from recycled, repurposed, & sustainable materials.

Rewards

Get rewarded for investing more into EarthWise:

$247+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$247+ Investment
All Investors Owner's Club:
- 20% off of products for 3 years up to the original investment from the investors. - If you were to invest $1000.00 dollars, the investors would be able to purchase $1000.00 worth of products within a 12 month timeframe, See more below

$500+ Investment
Tier 1
Bronze "Impact Investing" Certificate

$1,000+ Investment
Tier 2
- Silver "Impact Investing" Certificate

$5,000+ Investment
Tier 4
Gold "Impact Investing" Certificate

$10,000+ Investment
Tier 4
Platinum "Impact Investing" Certificate


HASSLE FREE
OIL & CHEMICAL
SPILL CLEAN UP

THE PROBLEM

Sorbent materials on the market today are causing further damage to the environment

It is estimated that approximately 706 million gallons of oil enter the ocean every year (Source). This usually occurs due to accidental spills, leaks, careless disposal or storage of oils, atmospheric deposition, and stormwater runoff from cities and farms.

The kinds of sorbents used to clean up these spills, such as rolls, powders and pads, depend on the characteristics of the oil and the type of environment involved. For spills in water, synthetic sorbents are preferred over natural sorbents, because they float and can absorb more hydrocarbons relative to their own weight (source).



However, most synthetic sorbents used to address these spills are manufactured from virgin petroleum based materials, whose production only causes more harm to the environment.


Sustainability is here to stay or we may not be.
-Niall Fitzgerald, Former CEO, Unilever

THE SOLUTION

Earthwise sorbents are made from recycled and repurposed materials

We use the polyurethane waste from our sister company to manufacture absorbent pillows and we produce a wide array of sorbent products, with our manufacturing partner, using polypropylene waste. Earthwise is pioneering sustainability in the oil and chemical spill clean up market.


HIGHLY EFFECTIVE SORBENT PRODUCTS
recycled
repurposed
ABSORBING PILLOWS
algae based polyurethanes
absorbs oil/fuels
repels water
ABSORBING PADS
Earthwise
universal & oil only pads
absorbs up to 15x weight
perforated box
ABSORBING ROLLS
universal & oil only pads
multiple sizes/lengths
perforated rolls
ABSORBING SWEEPS
absorbs oil/fuel
repels water/floats
snag resistant
ABSORBING SOCKS
universal & oil only
can be molded/shaped
can form spill barrier
SOCK IN NET BOOM
Earthwise
Earthwise
absorbs oil/fuel
repels water
form floating barrier
BILGE BOOM
absorbs oil/fuel
greater oil penetration
form floating barrier
OFF SHORE BOOM
absorbs oil/fuel
greater oil penetration
form floating barrier

THE MARKET

The US sorbent market alone is worth billions

In 2015, the global oil spill management market reached a staggering $131.1B (Source). The mechanical containment and recovery sector that includes clean up technologies and sorbent products, comprised $20.1B (Source). The US Sorbents market reached $3.7B in revenue in 2018, and is projected to be $5.42B by 2026 (Source).


GLOBAL OIL SPILL
MANAGEMENT MARKET
$3.7B IN REVENUE
2018 sorbent market
$5.42B PROJECTED
growth of U.S. sorbent market projection by 2026
$20.1B
Earthwise sorbent products market penetration in 2015
$131B
in 2015
$33.3B
2015 post spill management

Our products are tested and are sold to a diverse array of agencies/companies in the construction, infrastructure, manufacturing, defense, transportation, shipping, emergency response, airline, and retail sectors that use, transport, produce, distribute, and store oils and fuels. Many such industries are required by the OSHA to have sorbent products on hand to control oil, chemical and fuel spills.



The marketplace is looking for highly effective sustainable products, and Earthwise has identified an opportunity to enter this market with its innovative products.

OUR TRACTION

We are partnered with the largest sorbent manufacturer worldwide, and tests of our products have produced impressive results!

Ongoing product testing by researchers at Findlay University has indicated that Earthwise products' performance is equivalent or superior to four of our competitors. In addition, we have completed field testing with Princess-Holland America Cruise Lines, Washington Department of Transportation, Maxum/Pilot, Condon Johnson, Kiewit Construction and Mining, Waste Management, Caterpillar, McKinzie Smart Technologies, US Coast Guard, and South Lake Tahoe Fire Department.

COMPLETED TESTING WITH:

We are partnered with NPS Corporation, the largest sorbent manufacturer worldwide. And, in anticipation of our bio-based products entering the market, we have received EPA certifications for our Algae-Sorb Dust, and Pillows.


EPA certifications for
our Algae-Sorb Dust,
Pillows, & Booms.

WHAT WE DO

Recycled and repurposed sorbents with the power to do more good for our planet and oceans

At Earthwise, we are removing materials from the waste stream to create our sorbents. By refashioning or remanufacturing these materials, we give them a second life, effectively targeting industrial and other operational clean-ups and accidental spills.





WIDESPREAD INTEREST

Earthwise's products have intrigued some notable entities, including:

PRINCESS CRUISES
Kiewit Building Group
MCICS MARINE CORPS
WM WASTE MANAGEMENT
LUCAS OIL
DUPONT
The City of SAN DIEGO
RMCO
maxum PETROLEUM
Disney
galp energia
CONDON JOHNSON & ASSOCIATES, INC.
CAT
Shell

THE BUSINESS MODEL

B2B and B2C sales that target both the US and international markets

Earthwise innovative sorbents have entered the market with a few staple products, based on demand, and we will ramp up product offerings to meet the market's needs. We are providing strategic branding, sales, marketing, product development, and logistics to increase offerings and distribution of our recycled products. Our multiple revenue streams include domestic and international distribution, consumer products and commercial products.


GLOBAL OIL SPILL
MANAGEMENT MARKET
Earthwise
SUSTAINABLE SORBENT TECHNOLOGIES
INTERNATIONAL DIST.
CONSUMER PRODUCTS
COMMERCIAL PRODUCTS

We are raising $3 Million to fund:

- Inventory at multiple "pick and pack" locations, to quickly supply customers
- B2B and B2C website expansion with customer commerce portal
- Sales Management: a veteran sales force, with current client base and distribution network
- Marketing: advertising and eco-awareness initiative
- Selling, general and administrative expenses


"The greatest threat to our planet is the belief that someone else will save it."
-Robert Swan, Humanitarian

HOW WE ARE DIFFERENT

Our products have a planned life cycle

Unlike other sorbent products that are made from virgin polyurethane (foam) and polypropylene (fabric) materials, Earthwise uses recycled polypropylene and repurposed polyurethane waste for its products. Earthwise products are not only ECO-FRIENDLY, but they also have a planned life cycle. To promote sustainability we've thought beyond the trash bin – from recycling plastic wastes, to cleaning up oil and chemical spills, to generating energy.


6 PHASES
OF OUR SORBENTS LIFE CYCLE
1 PLASTIC TRASH
plastic goods end up on beaches & in landfills.
2 RECYCLED PLASTICS
Earthwise recycles & repurposes wast into oil & chemical spill clean up products.
3 A NEW LIFE
Earthwise sorbents perform as well as or better than currently available products.
4 SPILL CLEAN UP
Earthwise products provide a cost-effective & more sustainable alternative for clean-up.
5 ENERGY RECOVERY
Once they have clean up spills, the products can be used as fuel in Energy Recovery plants.
6 CEMENT PRODUCTION
Ash from the Energy Recovery plant can be used in concrete & cement production.

THE VISION

We're in this for the long haul!

Earthwise is targeting up to 1% ($54M) of the projected 2026 US sorbents market within the next 3 years, up to 3% ($162M) within 5 years, 8% ($433M) within 8 years, and 10% ($542M) within 10 years. We have global scalability with our manufacturing partner, being the largest sorbent manufacturer in the world. We will capitalize on our strategic partnerships and network that we have cultivated over the last 3 years to penetrate the market.



Because hydrocarbon pollution produces long-lasting effects on the environment, we expect it will be a long road ahead for our business (Source). Petroleum based products, energy production and transport of people and goods will be gradually replaced with alternatives over the next several decades. Our market sector will be in heavy demand during this transition, requiring ongoing vigilance to contain, control, and clean-up spills and runoff.

OUR LEADERSHIP

We come from a wide range of backgrounds and are united under one vision

The Earthwise team is composed of entrepreneurs, scientists, and athletes who all share a love for surfing and passion for a cleaner planet and ocean. We strive to bring innovative, sustainable sorbent technologies to the oil and chemical spill clean-up market to protect our environment and develop a more sustainable economy.

WHY INVEST

Investment with an impact

At Earthwise, we are committed to having a lasting, positive impact on the planet, by bringing innovative, sustainable sorbent technologies to the market, with the goal of protecting our oceans and environment and recycling and repurposing waste.



> By absorbing oil efficiently & using recycled materials, Earthwise is introducing sustainability to the clean-up industry without compromising quality.
>
> **JIM MULLEN**
> **Managing Partner of Free Foam**

> For the past several months, the University of Findlay, Environmental, Safety & Occupational Health Department has performed comparative research on oil absorbent products such as pads, booms, snares & granular materials.
>
> One of the US manufacturers included in the study (**Earthwise**) *produces its sorbent products from recycled & repurposed materials. During our preliminary tests, its products performed as well as, or outperformed, other manufacturers.*
>
> **DR. TIMOTHY MURPHY**
> **Findlay University**

> We used Earthwise booms to remove hydrocarbons from contaminated groundwater we encountered while drilling CIDH piles for Interstate 5 in Orange county. The booms were placed as a treatment measure in on-site water containment tanks. With this treatment in place, water quality was restored to the satisfaction of State & Federal regulators. By removing the containments from the water, the project owner avoided the substantial cost of disposal of thousands of gallons of contaminated water, in excess of $100,000, & only had to properly dispose of the contaminated booms at an approximated cost of $1,000.
>
> **GEORGE BURROUGH**
> **Regional VP, Condon & Johnson Construction**

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Earthwise provides investors an equity position opportunity, so that they, too, can be a part of the positive impact!

In the Press


INNOVATE
SAN DIEGO


SEA TECHNOLOGY

SHOW MORE

Meet Our Team



Jim Mullen

President

Jim is a senior level business executive and life-long entrepreneur with extensive experience launching and growing businesses, organizational structure, investment, branding, delivering solid ROI, revenue growth, P&L development and executing creative marketing strategies. As president and founder of Earthwise, Jim has spoken nationally and internationally about sustainability in the oil-spill clean-up industry, cultivated a diverse and strategic network of potential clients, negotiated a manufacturing partnership with NPS, and built the Earthwise team.



Andrew Jakubowski

CEO & COO

Andrew is an accomplished business executive and entrepreneur with experience in sales, start-up ventures, product development, use of sustainable materials in manufacturing, and developing efficient business practices and operations. He oversees operations and logistics at Earthwise and is also developing its business infrastructure and sales procedures. As CEO & COO, Andrew's goal is to have Earthwise Sorbents become the sorbent industry's leading brand for sustainable products.



Marty Gilchrist

Secretary & Director

Marty is a highly skilled business executive and manager with experience in sales, revenue and strategic growth, product development and design, national and international product distribution, business operations, innovative marketing campaigns and networking. He serves on the Board of Directors for Earthwise Sorbents and in that role he provides strategic oversight and advice to the Earthwise team.

Marty's primary occupation is being the CEO of Arctic Foam, Foam Corp Inc., and Free Foam. He works 40-60 hours specifically for Earthwise.



Captain (Ret.) Kirk McKinzie

Sales Liaison, Key Account Primary

Kirk is a fire service veteran and a Certified Hazardous Materials Technician. He supports Earthwise Sorbents as a strategic advisor, sales liaison and subject-matter expert. His is focused on first response industry leaders, distributors, and field operators. He envisions more efficient risk containment, eco-friendly mitigation and a cleaner planet through the use of Earthwise green sorbent technologies.

Offering Summary

Company	Earthwise Sorbents, Inc.
Corporate Address	305 Airport Road, Suite 6, Oceanside, CA 92058
Offering Minimum	$9,997.50
Offering Maximum	$1,069,995.00
Minimum Investment Amount (per investor)	$247.50

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	2,666
Maximum Number of Shares Offered	:	285,332
Price per Share	:	$3.75
Pre-Money Valuation	:	$33,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

All Investors Owner's Club:

- 20% off of products for 3 years up to the original investment from the investors.

- If you were to invest $1000.00 dollars, the investors would be able to purchase $1000.00 worth of products within a 12 month timeframe, based on 20% off retail purchase price, the cost to the investor would be $800.00.

Tier 1 (500+) - Bronze "Impact Investing" Certificate

Tier 2 (1000+) - Silver "Impact Investing" Certificate

Tier 3 (5000+) - Gold "Impact Investing" Certificate

Tier 4 (10000+) - Platinum "Impact Investing" Certificate

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Earthwise Sorbents, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.75 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $375. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments. Any expense labeled "Travel and Entertainment".

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

13 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, EarthWise has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in EarthWise be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Invest in Your Future

28 days ago



"The greatest threat to our planet is the belief that someone else will save it."
—Robert Swan, Humanitarian
Earthwise™

At this point in our history, we understand the paramount need for reducing our waste, limiting environmental contamination, and responsibly using our precious resources. This is why Earthwise continually strives to develop and is proud to supply the most sustainable oil and chemical spill cleaning products on the market.

Join us and help us turn the tide - against pollution. Your investment promotes a more sustainable future.

World Water Day is Everyday

about 1 month ago



Help save our waters.
Earthwise™

This week we celebrated World Water Day. Water is one of the most important resources and our fight to protect and save it is more urgent than ever. At Earthwise, our commitment to improving and protecting water resource is everyday.

Join us in leaving a better pace for our kids and future generations with environmentally sustainable products. For as little as $250 you can invest in a better future and become a shareholder of Earthwise.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, EarthWise has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in EarthWise be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

The Problem and The Solution

about 1 month ago


APPROXIMATELY
706 MILLION
GALLONS OF OIL
ENTER THE OCEAN EVERY YEAR
Earthwise

The problem:

Approximately 706 MILLION gallons of oil enter the ocean every year. Yes, you read that right.... 706 MILLION.

Oil enters surface waters via many sources: accidental spills or leaks, careless disposal or storage of oil and oil products, atmospheric deposition, and stormwater runoff from cities and farms. Similarly, at least 8 MILLION tons of plastic end up in our oceans every year. The main sources of marine plastic are land-based runoff, beach litter, industrial and construction activities, and illegal dumping. Other sources of plastic stems from ocean-based activities including commercial fishing, shipping, and aquaculture. Inefficient practices and products made from raw materials are making matters worse.

Our solution:

Earthwise manufactures sorbents from recycled trash (polypropylene plastics). Our sorbent products facilitate the removal of oil and chemicals from the environment and our oceans. We have made it our mission to provide high quality sorbent products made from sustainable, recycled, or repurposed materials.

To learn more about our environmentally sustainable products, visit: https://earthwisesorbents.com/

Thank you to our investors for helping us to change our world for the better.

Earthwise Mission

about 2 months ago

At Earthwise we believe in leaving our Earth a better place for our kids and future generations. We are passionate about environmentally sustainable products, so we have made it our mission to provide high quality sorbent products made from sustainable, recycled, or repurposed materials.

Thank you to all who have joined us so far. We are so excited to see our wave of support getting bigger - Please help get the word out to your networks or anyone you think would be inspired by what we are trying to do!

To learn more, please visit:

https://earthwisesorbents.com/


"Sustainability is here to stay or we may not be."
– Niall Fitzgerald,
Former CEO, Unilever
Earthwise

From Surf to Sorbents

about 2 months ago


Born from the ocean to
protect our planet.
Earthwise

Earthwise Sorbents was developed as a sister company of Arctic Foam, a 15-year-old, global leader and innovator of high performance surfboard blanks. At its manufacturing facility, a hose was dislodged from one of the surfboard presses and leaked hydraulic fluids onto the factory floor. Fortunately, Arctic Foam discovered that the surfboard dust produced while shaping boards rapidly absorbed the hydrocarbons from that spill. So rather than sending the foam dust to a landfill, Arctic began repurposing the foam waste into sorbent products for its own use. Now, through Earthwise, the surfboard dust, as well as fabric waste materials from other industries, is being used to produce oil and chemical clean-up products.

With the rising demand for environmentally friendly and sustainable surfboard materials , Arctic Foam also developed a bio-based based polyurethane surfboard foam. The bio-based foam uses plant-based oils and materials to help limit the use of harsh, environmentally damaging chemicals. This bio-based foam is also being used by Earthwise for its sorbent products.

Arctic Foam estimates that over 20 tons of polyurethane and bio-based polyurethane foam waste would be landfilled from its factory each year in the absence of recycling. Today Earthwise is working towards its goal of repurposing 100% of polyurethane and bio-based polyurethane waste into high-performing sorbent products.

We are excited to share our story with you and to launch our fundraising campaign on Start Engine. We are making good progress and want to thank those of you who have already invested. Please help us get the word out!

END OF UPDATES

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John K. 6 INVESTMENTS 13 days ago

Jim,

I really like your idea. I love what your goal is.

A couple questions for you:

1) Some asked you for your 2020 numbers and you didn't give a full response aside from indicating that you took a loss. Can you elaborate on what's been happening since the 2019 financials in your offering details?

2) I am surprised you've only raised 54K so far, given the importance of your mission. Why do you think that is? And what do you need to do to generate more funding in the future.

Thanks.

James Mullen - EarthWise 7 days ago
John,
Thank you for your positive outlook and your questions. We are pursuing investments from typical large investors and family offices, and we are also using the Start Engine platform to pursue investments from a broader audience. If potential investors love the oceans and our environment, and want to be a part of a new way of doing business in the sorbent world, the platform allows investors to become involved for as little as $250. Most of the investments on Start Engine have been relatively small, and you are witnessing that. We have also been struggling somewhat, to get the word out to the Start Engine community and beyond.
2019 – 2020 was challenging to say the least. Unfortunately, Earthwise pursued a $3MM investment round in 2019-2020 with a fraudulent investor who is now under federal investigation. Needless to say, this set the company back from achieving our fundraising goals in 2019-2020. But we have emerged from that deeply unsettling experience more determined than ever – and have started raising funds with Start Engine to pursue $1M, while I work on larger funding sources through my contacts.
In 2020 Earthwise formalized our manufacturing partnership with FyterTech Nonwovens, and expanded the depth and breadth of our sorbent product line. Earthwise continued third-party testing with Findlay University, and testing and promotional sales with Maxum Petroleum and Condon Johnson and various emergency and spill response entities. We were fortunate to participate in two International Trade Initiatives with TMABlueTech and the U.S. Department of Commerce that provided unparalleled market exposure in England and Norway. We also presented at the EU Environmental Ports Conference in Belgium. As a result of these trips, Earthwise forged potential business pipelines in Central and Northern Europe.
Earthwise realized a Net Loss of $29,765 in 2020. We have worked diligently to keep our losses at a minimum as we work to raise the capital needed to springboard sales. The 2020 financial report will be available shortly to the Start Engine investors.
Sales moving forward will be accomplished with a tenured team of sales reps. Sales will be driven by direct to client relationships, distributors across the US and retail through Amazon. We have existing relationships in place and just need to be able to start shipping efficiently from our logistics centers. That is why the first $1MM is so important to the company. The $1MM will allow us to inventory our logistics hubs and start pushing sales with our team.
International sales, based on the response received at the speaking engagements and exhibitions, coupled with the ocean plastic reduction and recycling initiatives in the EU, will be strong and scale quickly with our manufacturers presence in England and US logistics in place.
I apologize for the long answers but I feel the need to relay this information to the Start Engine family in hopes they will realize that we have created a very special company that can help our environment and oceans and march to substantial sales - hopefully of $500MM or more.

---

fathma c. 1 INVESTMENT 2 months ago
In your presentation titled " 6 Phases....". Number 2, Recycled Plastics, please note, if the intent was to state "waste", it has been misspelled as "wast"

James Mullen - EarthWise 2 months ago
Thanks for reading through our Start Engine page so carefully. To be very honest that is not the only misspelled word! We tried to correct any errors before our site launched - but managed to miss a few. We appreciate your feedback.

Chee C. 1 INVESTMENT 2 months ago
You were operating at a loss in 2019. What are your numbers for 2020, and how did you come up with a a valuation of 33M?

James Mullen - EarthWise 2 months ago
Hi Chee,
Great question, I was hoping an investor would ask this soon. Your correct we took a loss in 2019 and 2020 as we built the product and infrastructure of the company. We have mitigated our start up costs by sharing resources from our sister company Arctic Foam.
We have worked and tested with some of the best fortune 500 companies in America. To facilitate their procurement needs and not to burden purchase orders with high shipping costs we have developed 3PL shipping logistics across the country. I say this because we have the manufacturing capability to scale revenue quickly. The global market is estimated at $20 billion dollars a year in purchases while the American market is $4 billion a year. We have based our value on a small percentage of the American market even though we have broad interest from Europe and South America.
Earthwise is targeting up to 1% ($54M) of the projected 2026 US sorbents market within the next 3 years, up to 3% ($162M) within 5 years, 8% ($433M) within 8 years, and 10% ($542M) within 10 years. We have global scalability with our manufacturing partner, being the largest sorbent manufacturer in the world. We will capitalize on our strategic partnerships and network that we have cultivated over the last 3 years to penetrate the market. This is an impact investment; it is a longer hold than some investors may want and the, per share valuation is higher than some without the revenue. But this is what it takes to bring disruptive and innovative green products to market at this scale. This investment is a good deed for the Earth and our Oceans with a large upside in the next 5 years. If you invest in companies that have this type of impact with a solid commercial model behind it, we would love you to come on board.

Nicholas G. SE OWNER 17 INVESTMENTS 3 months ago
What does it cost to purchase a box of your absorbent pads?

James Mullen - EarthWise 3 months ago
Our pads come in different weights depending on the job needed. But basically, our best sellers are our heavy weight pads Oil Only (chemicals no water) or Universal, (soaks up chemical & water.)
One box of Heavy Weight Oil Only or Universal - wholesale price starting at $65.00 dollars - 100 pads per box. The pads are perforated down the middle, so in essence - 200 pads depending on your spill volume. We have scaled discounts for volume and or distributor pricing.

Brian M. SE OWNER 2 INVESTMENTS 3 months ago
Is there any competition that is already using the recycled products technique? Is there any patents on these products?

James Mullen - EarthWise 3 months ago
There are some small players trying to come into the space and work with recycled products. Are largest competitor's recycled product has up to 25% recycled product and that is only a few sku's in their line. Most of our products are up to 100% recycled or repurposed.
The recycled product is difficult to develop and at our size and scalability the cost would be in the 10's of millions. Our partners are the largest sorbent manufactures globally. We have a very large factory in Wisconsin and smaller factories in Seattle, Texas, Chicago and Manchester England. We are going after a sizable % of the market, to do this we need production output and scale........We have built the company to supply the US market, Canada, Mexico and Europe.
As far as Patents, we do not have any patents at this time but are working towards a few good ideas. We focused on scale and penetration of the market rather than patents. At the end of the day, we make pads and other products that clean up oil and chemical, its not rocket science, we just have developed a way to create the products from recycled plastics at great efficiency and priced right for the marketplace. Made in the USA
Jim

Timothy O. SE OWNER 12 INVESTMENTS 3 months ago
I am a long time Seed investor, interested in putting money into Earthwise. I am also a Great Lakes boater. The Great Lakes like many other areas are plagued by algae blooms. Would Earthwise have any effect on them? I know the blooms are a massive scale compared to a spill, just food for thought.

James Mullen - EarthWise 3 months ago
Timothy,
Love the question, I was wake boarding on the Great Lakes 2 years ago and spoke to a few Marinas about our products and the results that the Marina could share with their stake holders. I need to get back to them now that we are launching.
Bottom line the Great Lakes are experiencing the same problems as Lake Tahoe and others. If the water is not healthy, from run off and many of other issues, the algae will take effect. How has the clarity changed from when you were a kid to now? One of the strategies I discussed when I was up there, was to simply line the docks underneath with our Booms cheap way to collect fuel, prop oil and other chemicals 24/7. Another plan, our pillows and or bilge booms in every boat when permits are issued. I love boating, so lets do what we can to promote clean water and fun.
If you have connections lets talk, we can help clean up the Great Lakes and reduce plastic in the United States.
Jim

Michael W. 11 INVESTMENTS 3 months ago
What are your margins?

1. What does it cost to make one? (Most popular product)
2.what do you sell them for?
3. What is your exit strategy for paying back investors?
4. How many have you sold?

James Mullen - EarthWise 3 months ago
Hi Michael, Thanks for the questions.
1. Margins are solid between Retail, National distributors and direct customers are long term averaged maintain margin is anticipated to be 40-45%
2. We sell the products at competitive rates with the largest competitors in the industry. We can go head to head with them on discounts to large customers.
3.Our Exit strategy is to drive Revenue to $300MM or more the exit with a sale, that is a small % of the National market and we have solid interest from Europe with the speaking tour I did with the US Commerce Division on Disruptive & Innovative Technologies coming out of the USA
4. We have not pushed for Sales as in the offering doc, because of logistic confines. A large part of the investment will be invested in the inventory at multiple pick and pack 3PL's across the US, so that we can service these companies efficiently and at a shipping cost that will not burden the purchase.

---

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Nearly 18 billion pounds of plastic flow into our oceans every year... Let's think about that... That's the equivalent to filling one garbage truck and dumping it into the ocean every minute of every day. Unless we stem this tide, we are on track to have more plastic in our oceans than fish.

Plastic isn't the only thing polluting our oceans - over 700 million gallons of oil enters our oceans every year. All of us have seen the terrible pictures of catastrophic oil spills, but these big tanker spills account for only 5 percent of this total. Most oil and chemicals enter surface waters every day from less visible sources – spills, leaks, careless disposal or storage of oil and oil products, atmospheric deposition, and stormwater runoff from cities and farms.

Preventing pollution in our precious water resources is the mission of Earthwise Sorbents. We repurpose foam waste from surfboards and recycle other materials like plastic and fabric waste to produce high-performance sorbent products that contain and remove oil and chemical spills.

Michael Jones

We are really honored that Earthwise Sorbents is a member of TMA BlueTech. One of the areas that we are really focused on is trying to combat ocean pollution, and so a company like Earthwise has got some great technology and all around the world there has been interest in the kinds of technologies that they are preparing and selling.

So what are sorbents? Sorbents either soak up or stick to spilled substances. The sorbent industry is big business - the United States sorbents market alone totals $4 billion annually. The problem with most of the sorbents that are used today is that they are made from virgin materials, mostly petroleum-based materials. So the massive oil spill clean-up industry demands more petroleum production in order to manufacture its own products... This model is inherently unsustainable.

We can do better - by recycling and repurposing materials we already have, we can manufacture the products we need to protect the environment.

George Burrough: Testimonial

Condon Johnson use the Earthwise Sorbents' on a project we have on I-5 at La Paz in Orange County. The drilled shafts there encounter contaminated soil and contaminated groundwater. Instead of disposing of all of that contaminated groundwater, we use the products in the storage tanks to remove the hydrocarbons from the water to the point where the disposal was of clean water and the contaminated absorbents and that was it. The total cost of cleaning up the water was around $1,000 versus what it would have been to dispose of all that water, would have been an excess of $100,000. Condon Johnson has made an effort to recycle everything we can. In Southern Caifornia, we've been paperless for nearly a decade. We recycle any metal products that come off our projects, any oils that come out of our machines and the manufacturing process that Earthwise uses from recycled materials really fits in with our values.

Jim Mullen Cameo

Hi, I'm Jim Mullen. I am a managing partner at Earthwise Sorbents. I believe in protecting the oceans and our freshwater resources. I believe in protecting it for our planet and our children and their children. If this goes away, we all go away.

Earthwise brings to the market innovative products that are highly effective, environmentally sustainable, and price competitive. Your investment will help fund operating expenses, spread awareness, and bring inventory to our logistics warehouses across the United States.

Join us in improving the health of our oceans, our planet, and ultimately our future.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:19 PM 12/11/2020
FILED 08:19 PM 12/11/2020
SR 20208632926 - File Number 6522661

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF EARTHWISE SORBENTS, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Earthwise Sorbets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the **"General Corporation Law"**),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Earthwise Sorbets, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on August 28, 2017, under the name Earthwise Sorbents, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE 1

The name of the corporation is EARTHWISE SORBENTS, INC. (the **"Corporation"**).

ARTICLE 2

The address of this Corporation's registered office in the State of Delaware is 1013 Centre Road, Suite 403-B, Wilmington, New Castle County, Delaware 19805. The name of the registered agent at that address is Vcorp Services, LLC.

ARTICLE 3

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE 4

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 15,000,000 shares of Common Stock, $0.0001 par value per share

(“**Common Stock**”) and (ii) 5,000,000 shares of Preferred Stock, $0.0001 par value per share (“**Preferred Stock**”).

A. PREFERRED STOCK

1. The Board of Directors is expressly authorized, subject to the limitations prescribed by law and the provisions of this Article, at any time, and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, to fix the number of shares and to determine or alter for each such class or series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional or other rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions of the Board of Directors providing for the designation of such shares (a “**Preferred Stock Designation**”) and as may be permitted by the General Corporation Law of Delaware. The Board of Directors is expressly authorized to increase or decrease (but not below the number of shares of such class or series then outstanding) the number of shares of any class or series of Preferred Stock subsequent to the issuance of shares of that class or series. In the case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

B. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock as set forth in each applicable Preferred Stock Designation.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Amended and Restated Certificate of Incorporation or any Preferred Stock Designation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Amended and Restated Certificate of Incorporation, the applicable Preferred Stock Designation or pursuant to the General Corporation Law of Delaware. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Amended and Restated Certificate of Incorporation or any Preferred Stock Designation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of Delaware.

ARTICLE 5

To the fullest extent permitted by the General Corporation Law of Delaware, as the same may be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law of Delaware is hereafter amended to authorize, with or without the approval of the Corporation's stockholders, further reductions in the liability of the Corporation's directors for breach of fiduciary duty, then a director of the Corporation shall not be liable for any such breach to the fullest extent permitted by the General Corporation Law of Delaware, as so amended.

To the extent that the laws of the State of California would purport to govern the ability of the Corporation under Delaware law to limit the personal liability of its directors for breach of fiduciary duty, and to the extent that a court should uphold the application of California law in lieu of Delaware law to the issue of director liability, then for purposes of California law the personal liability of a director to the Corporation or its stockholders for monetary damages shall be limited to the fullest extent permitted by California law.

Any repeal or modification of any of the foregoing provisions of this Article 5, by amendment of this Article 5 or by operation of law, shall not adversely affect any right or protection of a director of the Corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.

ARTICLE 6

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and other agents of the Corporation (and any other persons to which Delaware law permits the Corporation to provide indemnification or advancement of expenses), through bylaw provisions, agreements with any such director, officer, employee or other agent or other person, vote of stockholders or disinterested directors, or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law of Delaware.

To the extent that the laws of the State of California would purport to govern the ability of the Corporation under Delaware law to provide indemnification of (and advancement of expenses to) certain persons and to the extent that a court should uphold the application of California law in lieu of Delaware law to the issue of indemnification of (and advancement of expenses to) directors, officers, employees and other agents of the Corporation (and any other persons to which California law permits the Corporation to provide indemnification and advancement of expenses), then for the purposes of California law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) any such director, officer, employee or other agent or other person, through bylaw provisions, agreements with any such director, officer, employee or other agent or other person, vote of stockholders or disinterested directors, or otherwise, to the fullest extent permitted by California law.

Any repeal or modification of any of the foregoing provisions of this Article 6, by amendment of this Article 6 or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the Corporation or any such other person existing at the time of, or increase the liability of any such director, officer, employee, agent or other person with respect to any acts or omissions thereof occurring prior to, such repeal or modification.

ARTICLE 7

The Corporation is to have perpetual existence.

ARTICLE 8

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by statute. All rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE 9

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation, but the stockholders may adopt additional bylaws and may amend or repeal any bylaw whether adopted by them or otherwise.

ARTICLE 10

The number of directors that will constitute the whole Board of Directors shall be determined in the manner set forth in the Bylaws of the Corporation. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE 11

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. Any action required by the General Corporation Law of Delaware to be taken at any annual or special meeting of stockholders of a corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided, however, that an action by written consent to elect directors, unless such action is unanimous, may be in lieu of the holding of an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

ARTICLE 12

Stockholders of the Corporation shall not be entitled to cumulate their votes for the election of directors or any other matter submitted to a vote of the stockholders, unless cumulative voting for the election of directors is required pursuant to Sections 2115 or 301.5 of the California Corporation Code, in which event each stockholder shall be entitled to as many votes as shall equal the number of votes that such stockholder would be entitled to cast for the election of directors with respect to such stockholder's shares of stock multiplied by the number of directors to be elected, and the stockholder may cast all of such votes for a single director or may distribute them among the number of directors to be voted for as such stockholder may see fit, so long as the name of the candidate for director shall have been placed in nomination prior to the voting and the stockholder, or any other stockholder of the same class or series of stock, has given notice at the meeting prior to the voting of the intention to cumulate votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

ARTICLE 13

Preemptive rights shall not exist with respect to shares of capital stock or securities convertible into the capital stock of the Corporation, whether now or hereafter authorized; provided, however, that the Corporation may, by contract, grant to some or all of the Corporation's security holders preemptive rights to acquire securities of the Corporation.

ARTICLE 14

The books of the Corporation may be kept (subject to any statutory provision) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors in the Bylaws of the Corporation.

ARTICLE 15

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE 16

The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of Delaware, as from time to time in effect or any successor provision thereto.

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3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates, integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 28th day of October, 2020.

By: James J. Mullen
James Mullen, President